EXHIBIT 4.2

TRILINC GLOBAL IMPACT FUND, LLC

THIRD AMENDED AND RESTATED UNIT REPURCHASE PROGRAM

The Board of Managers of TriLinc Global Impact Fund, LLC, a Delaware limited liability company (the “Company”), has adopted a third amended and restated unit repurchase program (the “Repurchase Program”), the terms and conditions of which are set forth below. Capitalized terms shall have the same meaning as set forth in the Company’s Fifth Amended and Restated Limited Liability Company Operating Agreement unless otherwise defined herein.

1. Effective Date of Repurchase Program. The Repurchase Program shall become effective beginning with redemption requests to be processed at the end of the first quarter of 2018.

2. Unit Repurchase. Subject to the terms and conditions of the Repurchase Program, including the limitations on repurchases set forth in paragraph 5 and the procedures for repurchases set forth in paragraph 6, the Company shall repurchase such number of Units as requested by a Member on a quarterly basis. A Member may request that the Company repurchase all of the Units owned by such Member.

3. Repurchase Price. The price at which the Company shall repurchase the Units of a Member is equal to the Company’s estimated net asset value per unit for units of that class, as most recently disclosed by the Company in a filing with the Securities and Exchange Commission.

4. One-year Holding Period. Subject to paragraph 7 below, a Member shall hold his or her units for a minimum of one year before he or she can participate in the Repurchase Program. If a Member made more than one purchase of the Units, the one-year holding period shall be calculated separately with respect to each such purchase.

5. Limitations on Repurchases. The Company’s obligation to repurchase Units hereunder is limited as follows:

a. The Company may repurchase no more than five percent (5%) of the weighted-average number of Units outstanding in any twelve-month period.

b. The Company has no obligation to repurchase Units if the repurchase would violate the restrictions on distributions under federal law or Delaware law.

c. All Units to be repurchased under the Repurchase Program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If the Company determines that a lien or other encumbrance or restriction exists against the Units requested to be repurchased, the Company shall not repurchase any such Units.

Unless the Board of Managers determines otherwise, the Company shall limit the number of Units to be repurchased during any calendar year to the number of Units the Company can repurchase with the proceeds the Company receives from the sale of Units under the Company’s distribution reinvestment plan. At the sole discretion of the Board of Managers, the Company may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable quarter to repurchase Units.

6. Procedures for Repurchase. The Company shall repurchase Units on the last day of each quarter (the “Repurchase Date”). As of the Repurchase Date, repurchased Units shall cease earning distributions notwithstanding the fact that the repurchase payment for such Units may have not yet have been remitted to the former holder of such Units.

For a Member’s Units to be eligible for repurchase in a given quarter, the Company must receive a written repurchase request from the Member or from an authorized representative of the Member setting forth the number of Units requested to be repurchased at least five business days before the Repurchase Date. Members may contact the Company to receive required repurchase forms and instructions concerning required signature. If the Company cannot repurchase all Units presented for repurchase in any quarter because of the limitations on repurchases set forth in paragraph 5, then the Company shall honor repurchase requests on a pro rata basis.

If the Company does not completely satisfy a repurchase request at quarter-end because the Company did not receive the request in time or because of the limitations on repurchases set forth in paragraph 5, then the Company shall treat the unsatisfied portion of the repurchase request as a request for repurchase at the next Repurchase Date, unless the repurchase request is withdrawn. Any Member can withdraw a repurchase request by sending written notice to the Company, provided that such notice is received at least five business days before the Repurchase Date.

7. Special Provisions upon a Member’s Death or Disability. The Company shall treat repurchase requests made upon a Member’s death or disability differently, as follows: The one-year holding period requirement set forth in paragraph 4 above shall be waived. The Company shall not be obligated to repurchase Units if more than 360 days have elapsed since the date of the death or disability of the Member and, in the case of disability, if the Member fails to provide an opinion of a qualified independent physician. For purposes of the Repurchase Program, a disability shall be deemed to have occurred when a Member suffers a disability for a period of time, as determined by the Board of Managers and confirmed by a qualified independent physician.

8. Termination, Suspension or Amendment of the Repurchase Program by the Company. The Board of Managers has the right to amend, suspend or terminate the Repurchase Program. The Company shall promptly notify Members of any changes to the Repurchase Program, including any suspension or termination of it, in the Company’s periodic or current reports filed with the SEC or by means of other notice.

The Repurchase Program shall terminate on the date that the Units are listed on a national securities exchange, are included for quotation in a national securities market or, in the sole determination of the Board of Managers, a secondary trading market for the Units otherwise develops.

9. Liability of the Company. The Company shall not be liable for any act done in good faith or for any good faith omission to act.

10. Governing Law. The Repurchase Program shall be governed by the laws of the State of Delaware.